SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.)*

                         BREITBURN ENERGY PARTNERS, L.P.
          ____________________________________________________________
                                (Name of issuer)

             Common Units Representing Limited Partnership Interests
           ___________________________________________________________
                         (Title of class of securities)

                                    106776107
                ________________________________________________
                                 (CUSIP number)


                                 Seth A. Klarman
                            The Baupost Group, L.L.C.
                         10 St. James Avenue, Suite 1700
                           Boston, Massachusetts 02116
                                 (617) 210-8300

                                 With a copy to:

                            Gregory D. Sheehan, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110

           __________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               April 27, 2009
          _____________________________________________________________
            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

                                  SCHEDULE 13D

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1.        NAME OF REPORTING PERSONS *
          The Baupost Group, L.L.C.

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---------------------------------------------------------- ------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)   [ ]
          (See Instructions)                                     (b)   [X]

---------------------------------------------------------- ------------------
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3.        SEC USE ONLY

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4.        SOURCE OF FUNDS
          OO

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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                [ ]

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6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Massachusetts

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER 0


8.     SHARED VOTING POWER  8,495,939


9.     SOLE DISPOSITIVE POWER    0


10.    SHARED DISPOSITIVE POWER   8,495,939



11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,495,939


12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)  [ ]



13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  16.10%**


14.       TYPE OF REPORTING PERSON (See Instructions)
          IA
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     * This  statement  on Schedule  13D is being  jointly  filed by The Baupost
Group, L.L.C. ("Baupost"), Baupost Value Partners, L.P.-IV, SAK Corporation and Seth A. Klarman. Baupost is a registered investment adviser and acts as an
investment   adviser  and  general   partner  to  certain   investment   limited
partnerships, including Baupost Value Partners, L.P. IV. SAK Corporation is the Manager of Baupost. Mr. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934 of the securities beneficially owned by Baupost. Securities reported on this statement on Schedule 13D as being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships, including Baupost Value Partners, L.P.-IV.
     Pursuant to Rule 13d-4, Seth A. Klarman and SAK Corporation declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Sections 13(d) or 13(g) the beneficial owner of any securities covered by this statement on
Schedule 13D, and further disclaim beneficial ownership of the securities that are the subject of this filing, except to the extent of their pecuniary interest therein.

     ** The percentage ownership in the Issuer's Common Units is based upon 52,770,011 issued and outstanding Common Units as reported by the Issuer in its filing on Form 10-K/A for the fiscal year ended December 31, 2008.

                                  SCHEDULE 13D

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1.        NAME OF REPORTING PERSONS *
          Baupost Value Partners, L.P.-IV

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---------------------------------------------------------- ------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
          (See Instructions)                                       (b)  [X]

---------------------------------------------------------- ------------------
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3.        SEC USE ONLY

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

4.        SOURCE OF FUNDS
          OO

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 ----------------------------------------------------------------------------

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                [_]

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6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


7.     SOLE VOTING POWER   0


8.     SHARED VOTING POWER    3,034,984


9.     SOLE DISPOSITIVE POWER     0


10.    SHARED DISPOSITIVE POWER    3,034,984


11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,034,984


12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions) [ ]


13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5.75%**


14.       TYPE OF REPORTING PERSON (See Instructions) PN
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     * This  statement  on Schedule  13D is being  jointly  filed by The Baupost
Group, L.L.C. ("Baupost"), Baupost Value Partners, L.P.-IV, SAK Corporation and Seth A. Klarman. Baupost is a registered investment adviser and acts as an
investment   adviser  and  general   partner  to  certain   investment   limited
partnerships, including Baupost Value Partners, L.P. IV. SAK Corporation is the Manager of Baupost. Mr. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934 of the securities beneficially owned by Baupost. Securities reported on this statement on Schedule 13D as being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships, including Baupost Value Partners, L.P.-IV.
     Pursuant to Rule 13d-4, Seth A. Klarman and SAK Corporation declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Sections 13(d) or 13(g) the beneficial owner of any securities covered by this statement on
Schedule 13D, and further disclaim beneficial ownership of the securities that are the subject of this filing, except to the extent of their pecuniary interest therein.
     ** The percentage ownership in the Issuer's Common Units is based upon 52,770,011 issued and outstanding Units as reported by the Issuer in its filing on Form 10-K/A for the fiscal year ended December 31, 2008.


                                  SCHEDULE 13D

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1.        NAME OF REPORTING PERSONS *
          SAK Corporation

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---------------------------------------------------------- ------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
          (See Instructions)                                        (b)   [X]

---------------------------------------------------------- ------------------
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3.        SEC USE ONLY

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4.        SOURCE OF FUNDS
          N/A

-----------------------------------------------------------------------------
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5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                               [ ]

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Massachusetts

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-----------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER    0


8.    SHARED VOTING POWER  8,495,939


9.    SOLE DISPOSITIVE POWER    0


10.    SHARED DISPOSITIVE POWER    8,495,939


11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,495,939


12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions) [ ]


13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   16.10%**


14.       TYPE OF REPORTING PERSON (See Instructions)    HC
-----------------------------------------------------------------------------
     * This statement on Schedule 13D is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), Baupost Value Partners, L.P.-IV, SAK Corporation and Seth A. Klarman. Baupost is a registered investment adviser and acts as an investment adviser and general partner to certain investment limited partnerships, including Baupost Value Partners, L.P. IV. SAK Corporation is the Manager of Baupost. Mr. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934 of the securities beneficially owned by Baupost. Securities reported on this statement on Schedule 13D as being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships, including Baupost Value Partners, L.P.-IV.
     Pursuant to Rule 13d-4, Seth A. Klarman and SAK Corporation declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Sections 13(d) or 13(g) the beneficial owner of any securities covered by this statement on
Schedule 13D, and further disclaim beneficial ownership of the securities that are the subject of this filing, except to the extent of their pecuniary interest therein.

     ** The percentage ownership in the Issuer's Common Units is based upon 52,770,011 issued and outstanding Units as reported by the Issuer in its filing on Form 10-K/A for the fiscal year ended December 31, 2008.

                                  SCHEDULE 13D

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1.        NAME OF REPORTING PERSONS*
          Seth A. Klarman

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---------------------------------------------------------- ------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
          (See Instructions)                                         (b)  [X]

---------------------------------------------------------- ------------------
-----------------------------------------------------------------------------

3.        SEC USE ONLY

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

4.        SOURCE OF FUNDS
          N/A

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                               [ ]

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER     0


8.     SHARED VOTING POWER  8,495,939


9.     SOLE DISPOSITIVE POWER    0


10.    SHARED DISPOSITIVE POWER    8,495,939


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      8,495,939

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)  [ ]


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    16.10%**



14.       TYPE OF REPORTING PERSON (See Instructions)
          HC
-----------------------------------------------------------------------------
     * This statement on Schedule 13D is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), Baupost Value Partners, L.P.-IV, SAK Corporation and Seth A. Klarman. Baupost is a registered investment adviser and acts as an investment adviser and general partner to certain investment limited partnerships, including Baupost Value Partners, L.P. IV. SAK Corporation is the Manager of Baupost. Mr. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, may be deemed to have beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934 of the securities beneficially owned by Baupost. Securities reported on this statement on Schedule 13D as being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships, including Baupost Value Partners, L.P.-IV.
     Pursuant to Rule 13d-4, Seth A. Klarman and SAK Corporation declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Sections 13(d) or 13(g) the beneficial owner of any securities covered by this statement on
Schedule 13D, and further disclaim beneficial ownership of the securities that are the subject of this filing, except to the extent of their pecuniary interest therein.

     ** The percentage ownership in the Issuer's Common Units is based upon 52,770,011 issued and outstanding Units as reported by the Issuer in its filing on Form 10-K/A for the fiscal year ended December 31, 2008.

Item 1.  Security and Issuer.

     This statement on Schedule 13D (the "Schedule 13D") relates to common units representing limited partnership interests (the "Common Units") of BreitBurn Energy Partners, L.P., a Delaware partnership (the "Issuer"). The principal executive offices of the Issuer are located at 515 South Flower St, Ste 4800, Los Angeles, CA 90071.

Item 2.  Identity and Background.

(a)-(c); (f)
     This Schedule 13D is being jointly filed by The Baupost Group, L.L.C. ("Baupost"), a Massachusetts limited liability company, Baupost Value Partners,L.P.-IV ("BVPIV"), a Delaware limited partnership, SAK Corporation
("SAK"), a Massachusetts corporation, and Seth A. Klarman (together with Baupost, BVPIV and SAK, the "Reporting Persons").
     Baupost is a registered investment adviser. The principal business of Baupost is to act as an investment adviser to certain investment limited partnerships (the "Investment Funds"), including BVPIV, and securities reported on this Schedule 13D as being beneficially owned by Baupost include securities purchased on behalf of such Investment Funds. SAK is the Manager of Baupost. Mr. Klarman, a United States citizen, is the sole director and the President, Treasurer and Secretary of SAK and a controlling person of Baupost.

     As the sole director and sole officer of SAK and a controlling person of Baupost, Mr. Klarman may be deemed to have beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") of the securities beneficially owned by Baupost. Pursuant to Exchange Act Rule 13d-4, Mr. Klarman and SAK Corporation declare that the filing of this Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, and further disclaim beneficial ownership of the securities that are the subject of this filing, except to the extent of their pecuniary interest therein.

     The address of the principal business and principal office of each of the Reporting Persons is 10 St. James Avenue, Suite 1700, Boston, Massachusetts 02116. The Reporting Persons are filing jointly, and the agreement among them to file jointly is attached hereto as Exhibit A and incorporated herein by reference. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(d)-(e)
     None of the Reporting Persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The total amount of funds used for the purchases of Common Units, was $62,894,079.45. The source of funds for purchases of Common Units was the capital of the Investment Funds.

Item 4.  Purpose of Transaction.

     The Reporting Persons initially reported Baupost's investment on a Schedule 13G filed on October 9, 2008. Baupost acquired the Common Units for investment in the ordinary course of business because it believed they represented an attractive investment opportunity. Based on an evaluation of the current market conditions and the Issuer's press release filed on Form 8-K with the Securities and Exchange Commission on April 20, 2008, which announced that the borrowing base under its credit facility had been redetermined at $760 million and that as a result a temporary suspension of distributions to unitholders would be required, the Reporting Persons determined to file this Schedule 13D to reserve their right to take steps to bring about changes to increase unitholder value which may include changes in the board composition of the Issuer's general partner, strategy and future plans of the Issuer as well as the pursuit of other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, and to discuss such issues with the directors's of the Issuer's general partner, the Issuer's management, unitholders, creditors and other parties. From time to time, the Reporting Persons have engaged in constructive dialogues with the members of the Issuer's management and board of directors of the Issuer's general partner. Except as set forth herein, or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule  13D.
     The Reporting Persons intend to review the investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by management and the board of directors of the Issuer's general partner, price levels of the Common Units, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Units through open market purchases or otherwise, selling some or all of its Common Units through open market purchases or otherwise, engaging in short selling of or any hedging or similar transactions with respect to the Common Units and/or otherwise changing their intention with respect to any and all matters referred in Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

     (c) The Reporting Persons have not effected any transactions in the Common Units during the past sixty days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units set forth above.

(e)      Not applicable.

     Each of the Reporting Persons disclaims beneficial ownership of the securities reported in this Item 5, except to the extent of their pecuniary interest therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In connection with Baupost's acquisition of Common Units in a private placement conducted by the Issuer, Baupost and the Issuer entered into a purchase agreement and registration rights agreement with standard terms and conditions, including standard representations, warranties, covenants and indemnification provisions. The agreements are filed as Exhibit B and Exhibit C and are incorporated herein by reference.

     Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

A. Joint Filing Agreement dated as of April 30, 2009 by and among Baupost, BVPIV, SAK and Seth A. Klarman.

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this
Schedule 13D is true, complete, and correct.

Dated:  April 30, 2009

                                          THE BAUPOST GROUP, L.L.C.



                                           By:     /s/ Seth A. Klarman
                                           Name:    Seth A. Klarman
                                           Title:   President



                                          BAUPOST VALUE PARTNERS, L.P.-IV


                                          By:    The Baupost Group, L.L.C., its
                                                   managing general partner


                                          By:      /s/ Seth A. Klarman
                                          Name:    Seth A. Klarman
                                          Title:   President


                                          SAK CORPORATION


                                           By:      /s/ Seth A. Klarman
                                           Name:    Seth A. Klarman
                                           Title:   President



                                                 /s/ Seth A. Klarman
                                                 Seth A. Klarman

                                                                      Exhibit A

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agrees to the joint filing, along with all other such Reporting Persons, on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to Common Units representing limited partnership interests of BreitBurn Energy Partners, L.P., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. The execution and filing of this Agreement shall not be construed as an admission that the undersigned Reporting Persons are a group, or have agreed to act as a group.

         IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of this 30th day of April, 2009.

                                          THE BAUPOST GROUP, L.L.C.



                                                /s/Seth A. Klarman
                                           By: --------------------------------
                                           Name:    Seth A. Klarman
                                           Title:   President



                                          BAUPOST VALUE PARTNERS, L.P.-IV


                                          By:    The Baupost Group, L.L.C., its
                                                   managing general partner

                                                /s/Seth A. Klarman
                                          By:  --------------------------------
                                          Name:    Seth A. Klarman
                                          Title:   President


                                           SAK CORPORATION

                                                /s/Seth A. Klarman
                                           By:  -------------------------------
                                           Name:    Seth A. Klarman
                                           Title:   President


                                                /s/Seth A. Klarman
                                                -------------------------------
                                                 Seth A. Klarman

                                   Exhibit B

The Amended and Restated Unit Purchase Agreement by and among Breitburn Energy Partners, L.P., Baupost Group Securities, L.L.C. and the other purchasers named therein, dated as of October 26, 2007, is incorporated herein by reference to
Exhibit 10.1 of the current report on Form 8-K filed by Breitburn Energy Partners, L.P. with the Securities and Exchange Commission on November 6, 2007.

                                   Exhibit C

The Registration Rights Agreement by and among Breitburn Energy Partners, L.P., Baupost Group Securities, L.L.C. and the other purchasers named therein, dated as of November 1, 2007, is incorporated herein by reference to Exhibit 4.1 of the current report on Form 8-K filed by Breitburn Energy Partners, L.P. with the Securities and Exchange Commission on November 6, 2007.